January 3, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina Fettig

Re:	The Arbitrage Funds - Registration Nos. 333-30470 and 811-09815 (the “Registrant”)

Dear Ms. Fettig:

This letter is in response to your comments provided via telephone conference on November 22, 2021, December 22, 2021 and January 3, 2022 relating to the Registrant’s May 31, 2021 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on August 5, 2021:

Form N-CSR

1.	Comment: Pursuant to Item 4(c) of Form N-CSR, please provide additional description of the services received by the Registrant for Tax Fees.

Response: The Registrant will include this disclosure in future filings.

Manager Commentary

2.	Comment: For all Funds, please include a discussion of the effect of a Fund’s investments in derivatives on performance, if any, in the Manager Commentary section.

Response: The Registrant will include this disclosure in future filings.

3.	Comment: Pursuant to Form N-1A Item 26(b)(1) Instruction 1, please confirm that the total return performance chart reflects the deduction of any applicable sales loads from the initial $1,000 payment for Class A Shares. Please also confirm that the performance tables in the Funds’ Prospectus appropriately factor sales loads into performance.

Response: The Registrant will include in the total return performance chart the deduction of any applicable sales loads from the initial $1,000 payment for Class A Shares in future filings. The Registrant confirms that the Funds’ Prospectus does appropriately factor sales loads, if any, into performance.

4.	Comment: Pursuant to Form N-1A Item 4(b)(2)(iii) and Item 27(b)(7)(ii) Instruction 5, please explain how each Fund’s benchmark has been determined to be an “appropriate broad-based securities market index.”

Response: The Registrant confirms that it believes that each Fund’s benchmark is an appropriate broad-based securities market index. Merger arbitrage and event-driven investing are similar to market neutral investment strategies, as they exhibit low betas and low correlations to broad equity and credit market indices. As such, Water Island Capital, LLC, the investment adviser to each Fund, has determined that the appropriate benchmark for each Fund is a measure of the risk-free rate, in this case the ICE BofA U.S. 3-Month Treasury Bill Index (formerly named, ICE BofA Merrill Lynch U.S. 3-Month Treasury Bill Index).

5.	Comment: Water Island Credit Opportunities Fund and Water Island Long/Short Fund changed their broad-based securities market index. Pursuant to Form N-1A Item 27(b)(7)(ii) Instruction 7, include disclosure related to the reason for each change and continue to compare the Funds’ annual change in the value of an investment in the hypothetical account with the new and former indexes.

Response: The Registrant confirms that neither Water Island Credit Opportunities Fund nor Water Island Long/Short Fund changed its broad-based securities market index in 2021. Water Island Credit Opportunities Fund has consistently compared its performance to the ICE BofA U.S. 3-Month Treasury Bill Index (formerly named, ICE BofA Merrill Lynch U.S. 3-Month Treasury Bill Index) and the Bloomberg U.S. Aggregate Bond Index. Water Island Long/Short Fund has consistently compared its performance to the ICE BofA U.S. 3-Month Treasury Bill Index (formerly named, ICE BofA Merrill Lynch U.S. 3-Month Treasury Bill Index) and the S&P 500 Index. However, prior to 2021, the index shown in the “Growth of $10,000 Investment” table for Water Island Credit Opportunities Fund and Water Island Long/Short Fund was the secondary index and not the primary index. In 2021, the Registrant began to show the primary index in the Growth of $10,000 Investment table for these Funds, which matches the primary benchmark shown in the Funds’ prospectus. The Registrant confirms that in future filings, if a Fund changes its broad-based securities market index it will comply with Form N-1A Item 27(b)(7)(ii) Instruction 7. In addition, the Registrant confirms that in future filings, it will show both the primary and secondary indexes (if applicable) in the Growth of $10,000 Investment table.

6.	Comment: Pursuant to Form N-1A Item 27(b)(7)(ii)(B), please include a statement accompanying the graph and table to the effect that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response: The Registrant will include this disclosure in future filings.

7.	Comment: Pursuant to Form N-1A Item 27(b)(7)(ii)(A) Instruction 1, because the minimum investment in Class I shares is $100,000, revise the growth chart to base the line graph on the Fund’s required minimum initial investment.

Response: The Registrant will ensure that the growth chart represents the minimum initial investment in the Class of shares represented in the chart.

 Portfolio of Investments

8.	Comment: Pursuant to Regulation S-X, Rule 12-12 Footnote 8, confirm whether any Funds hold restricted securities.

Response: The Registrant confirms that at May 31, 2021, any sponsor capital investments were listed with the note ”Represents a holding that is a direct investment into a private company and is not a listed or publicly traded entity.” The Registrant further confirms that Private Investment in Public Equity (“PIPE”) funding commitments for Kaleyra PIPE and GIGCapital2 PIPE are listed in the Annual Report. Both deals closed after May 31, 2021 but were funded prior to that date. Each deal was fair valued. The Registrant confirms that in future filings, it will comply with the disclosure requirements of Regulation S-X, Rule 12-12 Footnote 8.

9.	Comment: For any Rights disclosed in the Portfolio of Investments, disclose the dates that the Rights will expire, if any.

Response: The Registrant will include this disclosure in future filings.

10.	Comment: Pursuant to Regulation S-X Rule 12-12 Footnote 4, disclose the interest rate associated with each convertible corporate bond.

Response: The Registrant confirms that the interest rate associated with each convertible corporate bond is included in this filing.

11.	Comment: Water Island Event-Driven Fund and Water Island Long-Short Fund are both non-diversified funds. Confirm that both Funds continue to operate as non-diversified Funds. If either Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant confirms that both Funds are non-diversified. The Registrant also confirms that if either Fund operates as a diversified fund for more than three years, the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Statements of Assets and Liabilities

12.	Comment: Pursuant to Regulation S-X Rule 6-04 15, for each commitment and contingency, including any unfunded commitments, include a parenthetical reference to the Notes to Financial Statements that discloses those commitments and contingencies.

Response: The Registrant will include this disclosure in future filings.

13.	Comment: Pursuant to the January 2006 AICPA Expert Panel Meeting, for any Funds that have unfunded commitments, list out those unfunded commitments separately by portfolio company and confirm that any unfunded commitments are fair valued.

Response: The Registrant confirms that the Funds do disclose the unfunded commitments in the Notes, but it has been determined that they do not meet the “more likely than not” threshold and therefore are not considered in the portfolio of investments. The Registrant’s fair valuation committee has also determined that it is not appropriate to apply a value to these potential commitments until a deal has been identified. The Registrant confirms that upon the unfunded commitments becoming likely to come to fruition they would be disclosed by Fund and by portfolio company within the Notes to the financial statements and fair valued by the Registrant’s fair valuation committee.

14.	Comment: There is a line item for segregated cash for collateral and a reference to Note 2 to Financial Statements. Confirm where in Note 2 there is a description of the segregated cash for collateral.

Response: The relevant disclosure is within the “Short Positions” section of Note 2. The Registrant will add additional details in future filings that direct a shareholder to where this description of the segregated cash for collateral is located.

Notes to Financial Statements

15.	Comment: Conform the description of exclusions from the expense limitation agreement throughout the prospectus and financial statements.

Response:         The Registrant will conform the description of exclusions from the expense limitation agreement throughout the prospectus and financial statements.

16.	Comment: Please disclose that securities lending income is net of fees retained by the counterparty either on the face of the Statement of Operations or in the Notes to the Financial Statements.

Response:         The Registrant will include this disclosure in future filings.

17.	Comment: Pursuant to Regulation S-X, Rule 6-03 (h)(2), explain in the federal income tax note whether derivatives have been included in the tax cost disclosure.

Response:         The Registrant confirms that derivatives are included in the tax cost disclosure. The Registrant will include additional disclosure in future filings that clarifies that derivatives are included in the tax cost disclosure.

18.	Comment: Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Sections 210-20-50-3 and 210-20-50-5, include the required disclosures related to master netting arrangements.

Response:        The Registrant confirms that there are no master netting arrangements currently in place.

19.	Comment: Confirm how the equity swap contracts have no unrealized appreciation or depreciation and no upfront payments at year end.

Response:         The Registrant confirms that its equity swap contracts have no unrealized appreciation or depreciation and no upfront payments at year end because the equity swap contracts are reset at each month end.

20.	Comment: Pursuant to FASB ASC Section 820-10-50-2g, include the required disclosures related to the uncertainty of fair value measurements with Level 3 securities.

Response:         The Registrant will include this disclosure in future filings.

21.	Comment: Pursuant to Form N-1A Item 27(d)(1), in the Disclosure of Fund Expenses introductory paragraph, include a statement that some share classes charge a sales load.

Response:         The Registrant will include this disclosure in future filings.

Proxy Voting Policies and Voting Record

22.	Comment: Pursuant to Form N-1A Item 27(d)(5), include disclosure related to where a shareholder may obtain a Fund’s voting record.

Response:         The Registrant will include this disclosure in future filings.

Trustees & Officers

23.	Comment: Pursuant to Form N-1A Item 27(b), disclose the term of office of each trustee.

Response:         The Registrant will disclose the term of office of each trustee in future filings.

Please contact me at (617) 662-1504 if you have any questions regarding the Registrant’s responses.

Sincerely,
/s/ Brian F. Link
Brian F. Link, Esq. Vice President and Managing Counsel State Street Bank and Trust